Filed by Glaukos Corporation

(Commission File No. 001-37463)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Avedro, Inc.

(Commission File No. 001-38809)

Date: September 4, 2019

Corrected Transcript 04-Sep-2019 Glaukos Corp. (GK O S ) Wells Fargo Health Care Conference Total Pages: 15 Copyright © 2001-2019 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

Glaukos Corp. (GKOS)
Wells Fargo Health Care Conference

Corrected Transcript
04-Sep-2019

CORPORATE PARTICIPANTS

Thomas William Burns
President, Chief Executive Officer & Director, Glaukos Corp.

Joseph E. Gilliam
Chief Financial Officer & Senior Vice President, Corporate Development, Glaukos Corp.

Chris M. Calcaterra
Chief Operating Officer, Glaukos Corp.

OTHER PARTICIPANTS

Lawrence H. Biegelsen
Analyst, Wells Fargo Securities LLC

MANAGEMENT DISCUSSION SECTION

Lawrence H. Biegelsen
Analyst, Wells Fargo Securities LLC

All right. Good afternoon. I'm Larry Biegelsen, the medical device analyst at Wells Fargo. And it's my pleasure to introduce this afternoon the management team from Glaukos. With us, we have Tom Burns, the CEO; Joe Gilliam, the CFO; Chris Calcaterra, the father of Grant Calcaterra, tight end for the Oklahoma Sooners. And Chris is also Glaukos's Chief Operating Officer. And Chris Lewis, Director of Investor Relations and Corporate Strategy. So, gentlemen, thank you very much for being with us.

Thomas William Burns
President, Chief Executive Officer & Director, Glaukos Corp.

Thanks for having us.

Lawrence H. Biegelsen
Analyst, Wells Fargo Securities LLC

So, I'm going to stand here and the format is fireside chat. Hopefully, everybody can hear me okay. If anybody in the audience has a question, please raise your hand and we'll call on you.

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Glaukos Corp. (GKOS)
Wells Fargo Health Care Conference
Corrected Transcript
04-Sep-2019

QUESTION AND ANSWER SECTION

Lawrence H. Biegelsen
Analyst, Wells Fargo Securities LLC

Q

So, Tom, I thought we should start with the Avedro...

Thomas William Burns
President, Chief Executive Officer & Director, Glaukos Corp.

A

Sure.

Lawrence H. Biegelsen
Analyst, Wells Fargo Securities LLC

Q

...pending acquisition. And I guess starting with the timing of the deal, I think it was a little surprising to people considering that you've done an IPO recently, and investors feel you could have bought the company for less before the IPO. So, why was this the right time?

Thomas William Burns
President, Chief Executive Officer & Director, Glaukos Corp.

A

Well, if I could, let me first address why this is the right acquisition.

Lawrence H. Biegelsen
Analyst, Wells Fargo Securities LLC

Q

Sure.

Thomas William Burns
President, Chief Executive Officer & Director, Glaukos Corp.

A

So, as I looked at this company, and I was privileged to be on the board for a year, I saw a company of great kind of cumulative capability as I started to really dig. And when I looked at the company, it reminded me of Glaukos creating the MIGS category about five to seven years ago, with an opportunity to be first to market, with a paradigm changing solution, a topical medication that could arrest the progression of a sight-threatening disease.

We had a company that was steeped in technology and had a deep pipeline. We had a company that had orphan drug designation that gave me and the company open-field running to establish an installed base, all the way out to 2023 and perhaps beyond with Epi-On. And then, had a J code legitimized and to open up the kind of formal payment on a category one for the product. So, for all these reasons, I saw this is a unique and rare asset that could take us into a completely new area and establish a commercial franchise in cornea much like we had in glaucoma.

The timing to me was both pragmatic and strategic. First, from a pragmatic standpoint, we spent the last year plus converting our iStent users to iStent inject, and have been focused singularly on that proposition. So, for me to move any sooner, we wouldn't have had the bandwidth to do this. We're just breaking out of that now as we're starting to play offense.

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Glaukos Corp. (GKOS) Wells Fargo Health Care Conference Corrected Transcript 04-Sep-2019 Secondly, it was the right time to announce we came off of second quarter revenues that were historic highs for us. And third, I completed the algorithm that I promised to investors from the start. I've been saying from the IPO we'll come up with technologies and procedures that would serve the full range of open-angle glaucoma, all the way from ocular hypertension, to late-stage filtration procedures. And with the subsequent deal that we did with Santen, that kind of provided a capstone for late-stage filtration procedures, I created and we created an algorithm of – and a cascade of portfolio of products that will take us into commercialization into the mid to late 2020s. So, to me, the timing was right. The opportunity to create a new fund for growth was right. It's a rare asset. And we intend to do similarly build a commercial franchise in cornea, much like we've done in MIGS and glaucoma. ... Q Lawrence H. Biegelsen Analyst, Wells Fargo Securities LLC Okay. That's it. It's very helpful. In addition, I think the timing of the deal also made some people wonder if you're, A, concerned about Glaukos's near-term growth; and, B, Glaukos's pipeline. So, could you address those, please? ... A Thomas William Burns President, Chief Executive Officer & Director, Glaukos Corp. Well, I think the – from near-term growth, I mean this has been a strategy that has been – the vision has existed for over a decade, right? If you look at what we did early with retina, with the DOSE Medical spin-off from Glaukos, we've been actively engaged in coming up with platforms for that commercial enterprise. And I've been in cornea, in and out of cornea for over a couple decades over the course of my career, so I understand the underserved needs in that marketplace, it's a little bit more disaggregate, but it has the opportunity to move us forward. ... Q Lawrence H. Biegelsen Analyst, Wells Fargo Securities LLC I guess, when you look at consensus estimates for Avedro, I assume you think there's upside to those estimates; otherwise, you wouldn't have bought the company. Is that a fair statement? ... A Thomas William Burns President, Chief Executive Officer & Director, Glaukos Corp. Well, I'd say there's – if you look at the prevalence now, there's 1.1 million eyes that are available that have keratoconus. These are young patients who are consigned now to loss of visual acuity and eventually to corneal transplant. So, think about it. You've got a son or a daughter that unfortunately is diagnosed with this disease at an early age. They are going to lose vision over time, and in the end, they have a 20% probability of having a corneal transplant. Corneal transplants are not only highly morbid procedures, but of those, at 20 years, 72% fail; at 30 years, almost 100% fail. So, we think that there's tremendous opportunity, I think twofold; one, reimbursement. Now that we have the J code, we're going to be able to make and penetrate and move this product forward. We're going to have muscle and scale. Avedro has done a great job with 17 basically sales representatives. We have 76 if we do an apples-to-apples comparison, plus we'll be bringing in a corneal health sales force as well independently behind them. By the new math, we'll have five times the amount of scale. 4 Copyright © 2001-2019 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

Glaukos Corp. (GKOS) Wells Fargo Health Care Conference Corrected Transcript 04-Sep-2019 We also are pretty darn good at working with OD referral networks so that we can diagnose and start to move this marketplace in the right way. So, the short answer to your question is yes, we think there's tremendous opportunity. ... Q Lawrence H. Biegelsen Analyst, Wells Fargo Securities LLC I guess there's still – I think there's still a significant amount of generic riboflavin used in the U.S. for corneal cross-linking. Is that fair and how common do you think it is and what can you do to drive those physicians and procedures to Avedro's technology? ... A Thomas William Burns President, Chief Executive Officer & Director, Glaukos Corp. Yes. So, there's a legacy of some compounding and use of riboflavin. A lot of that is a legacy from the early days when this was a cash pay market. And people were looking principally for the cheapest kind of products that they could have maximal profitability moving forward. And the way that I see this is that now that we have reimbursement in place, on average, we believe that the professional fee that surgeons are getting for this procedure is $2,100. On top of that, they're making 6% on top of the AWP. And the J code, as you know, is paying [ph] J2850 (00:06:55). So we're looking in and around $2,400 to $2,500 to be compensated for this commercially approved and payable procedure. When we have that in place, I think the incentives to do this off-label or compounding is starting to already dissipate and Avedro is making that happen. And you can imagine with our scale, mass and presence, we'll be able to educate the surgeon so that they do this conversion far more on an expeditious basis. ... Q Lawrence H. Biegelsen Analyst, Wells Fargo Securities LLC And Tom, when you think Avedro's exclusivity for Photrexa will end, you mentioned 2023 and potentially longer, would that be – what's your assumption today? ... A Thomas William Burns President, Chief Executive Officer & Director, Glaukos Corp. So, the assumptions are orphan drug designation takes us into – I think it's April of 2023. We have the ability, with an approval of Epi-On, to take us even beyond that three-year extension from the date of approval for Epi-On. But even more importantly than that, Larry, those to me are abilities for us, have open field running, to create an installed base. So, of the 1,100 targeted accounts that Avedro has, we're already calling on 700 of them, and you can imagine again with massive scale, we're going to be able to create a formidable installed base. If we do so, you can imagine how difficult it'll be for a competitor to come in, try to replace the box, try to somehow have a competitive advantage for a product that already has a J code that's giving off the really profound clinical advantage that the current riboflavin does. So, we have that as an imposition to competitive entry. And then finally we have IP, a family of IP that Avedro has done quite assiduously that takes them through the late-2020s, and one family and another family taking them into the 2030s. So, if we're going to put the time and effort into building this market, I want to be able to protect it and that gives us threefold ways to do so. ... 5 Copyright © 2001-2019 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

Glaukos Corp. (GKOS)
Wells Fargo Health Care Conference
Corrected Transcript
04-Sep-2019

Lawrence H. Biegelsen
Analyst, Wells Fargo Securities LLC

Q

[indiscernible] (00:08:48) at a minimum, if I'm hearing you correctly, it's April 2023, plus three years of additional exclusivity with Epi-On, so it gets you to 2026.

Thomas William Burns
President, Chief Executive Officer & Director, Glaukos Corp.

A

Yeah. What I said was April 2023 and from the date that Epi-On is approved, there's a potential...

Lawrence H. Biegelsen
Analyst, Wells Fargo Securities LLC

Q

I got it.

Thomas William Burns
President, Chief Executive Officer & Director, Glaukos Corp.

A

...for an extension, a potential...

Lawrence H. Biegelsen
Analyst, Wells Fargo Securities LLC

Q

I got it. An approval of that, Avedro had guided to, what? About 2021...

Thomas William Burns
President, Chief Executive Officer & Director, Glaukos Corp.

A

Late 2021 best case, 2022 base case.

Lawrence H. Biegelsen
Analyst, Wells Fargo Securities LLC

Q

I got it. And, Tom, sometimes there's some disruption when a company is acquired. How confident are you that this won't be the case with Avedro?

Thomas William Burns
President, Chief Executive Officer & Director, Glaukos Corp.

A

So, any merger is going to have a potential for some hiccups as we go forward. But I will tell you that, one, we've had advantage of having the Glaukos CEO be on the board. So I understand the capabilities and immense capabilities of the team. Two, we have already established a transition team, the leaders of which have been at companies such as Genzyme and J&J, who've already been through and conducted several mergers. And I can tell you that Chris and I have had our fair share of mergers in the past and understand how they work best and what kind of attitude to take as an acquiring company. So, I feel confident. We're already moving forward. We already have a transition plan. If this deal closes, I think you're going to see a very seamless entry into the marketplace into 2020.

Lawrence H. Biegelsen
Analyst, Wells Fargo Securities LLC

Q

One more question for me on Avedro. I think there's some corneal specialists who are upset because Avedro raised the price of Photrexa. How do you win those people over?

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Glaukos Corp. (GKOS)
Wells Fargo Health Care Conference
Corrected Transcript
04-Sep-2019

Thomas William Burns
President, Chief Executive Officer & Director, Glaukos Corp.
A

Well, I think Avedro did a herculean job of taking a pure cash-pay market and moving it into a buy-and-bill marketplace. And so, in a way, they had a very unenviable position to have to reset the template for the marketplace. I can assure you with the J code at 2850 (sic) [J2850] (00:10:39), we can make a very ostensible case that we are saving the commercial payers a tremendous amount of money.

Think about it. Corneal transplants with keratoconus patients, if the prevalence is 1.1 million eyes, 30,000 new eyes incidents per year, of those patients, 20% will have a corneal transplant. Of those, again, 20% and 30% high failure rate at 20 and 30 years. And so, we're talking about a considerable cost to the health care system, and we can justify that moving forward on the good work that Avedro has done. And so, we have that until we have the credibility of our company, right?

So, we already have relationships with 700 of the 1,100 accounts we're talking about. For those that will need to quiet some of the dissension that's happened in the past, you can imagine these will be target accounts for us and we intend to win them over.

Lawrence H. Biegelsen
Analyst, Wells Fargo Securities LLC
Q

Got it. I don't know, Joe, if you want to add anything on kind of the financial metrics or we – I'm happy to kind of move on.

Joseph E. Gilliam
Chief Financial Officer & Senior Vice President, Corporate Development, Glaukos Corp.
A

Yeah, financial metrics...

Lawrence H. Biegelsen
Analyst, Wells Fargo Securities LLC
Q

[ph] Before the Avedro (00:11:43) deal, yeah.

Joseph E. Gilliam
Chief Financial Officer & Senior Vice President, Corporate Development, Glaukos Corp.
A

Well, look, I mean, I'm thinking you alluded to it a little bit earlier in your question and we obviously wouldn't comment on their guidance or consensus expectations. But what I will say is what's in the call. We have expectations that we can achieve $15-million-plus in operating cost savings by 2021 and that we do expect revenue synergies, which you can imagine given the strategic rationale that Tom is talking about. So, we expect to see that benefit as we turn the corner in 2021 as well.

Lawrence H. Biegelsen
Analyst, Wells Fargo Securities LLC
Q

All right. Perfect. So maybe we can kind of transition back to stand-alone Glaukos for a minute.

Joseph E. Gilliam
Chief Financial Officer & Senior Vice President, Corporate Development, Glaukos Corp.
A

Sure.

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Glaukos Corp. (GKOS)
Wells Fargo Health Care Conference
Corrected Transcript
04-Sep-2019

Thomas William Burns
President, Chief Executive Officer & Director, Glaukos Corp.

A

Sure.

Lawrence H. Biegelsen
Analyst, Wells Fargo Securities LLC

Q

And I think you've got a strong start to 2019 with first half growth of about 37% constant currency. The guidance in the second half implies 16% to 20% or so growth. Joe, how do you want people to think about the cadence of growth Q3 versus Q4 when the comps do get tougher?

Joseph E. Gilliam
Chief Financial Officer & Senior Vice President, Corporate Development, Glaukos Corp.

A

Yeah. Well, I think, first of all, what we've talked about is the historic seasonality of our business in the combo cataract segment, right? So, within the United States, you've got a typical seasonal pattern that is 22%, 23% in the first quarter, 25% – tends to be 25% in the second and third quarter, and then 27%, 28% in the fourth quarter. So, there was lot of moving parts in the context of this year, but that was sort of the backdrop that we kind of expect as we think about the overall layout of 2019.

Underneath that, what we've said is we've expected market growth in the mid-teens from a volume perspective. We expect some modest pricing benefit from the move to iStent inject over the course of the year from iStent playing its way through as well. From a year-over-year growth rate perspective, as most people know and will recall, we did have the CyPass recall occurred at the end of August of 2018. And really, that benefit accrued to us almost immediately starting in September.

So, you'll expect a little bit of that year-over-year comp challenge, if you will, or headwind starting in Q3 and then more pronounced in Q4 from a year-over-year growth perspective.

Lawrence H. Biegelsen
Analyst, Wells Fargo Securities LLC

Q

But you're going to exit the year growing "low to mid-teens" based on the math, I think, you've laid out. What are the implications of that for 2020?

Joseph E. Gilliam
Chief Financial Officer & Senior Vice President, Corporate Development, Glaukos Corp.

A

Well, I think, most importantly, when you think about turning the corner in 2020, and obviously we'll give more thoughts on that when we get to our Q4 call, is the fact that for the last almost year, our sales force has been entirely focused on the conversion from iStent to inject, right? And what that means is there's pluses and minuses with that.

So, on the plus side, you do get the benefit of the fact that the high touch of your existing surgeon base, which I think combined with the benefits of inject, have led to pretty attractive same-store sales growth for the first half of the year. But as we turn the corner in the second half, the sales force is increasingly turning their attention back to playing offense, training new doctors in addition to same-store sales activities that they've been doing before.

The majority of that benefit if you really think about it will accrue 2020, much more than 2019 in the context of the benefit of those new doctors adds. So, I think 2020, we hope from a core Glaukos perspective, will be back to the

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Glaukos Corp. (GKOS)
Wells Fargo Health Care Conference

Corrected Transcript
04-Sep-2019

blocking and tackling that you've seen from us in prior years ahead of the primary focus being on the injected version.

Lawrence H. Biegelsen
Analyst, Wells Fargo Securities LLC

Q

Anything new on the competitive front that you would call out, Hydrus in particular?

Chris M. Calcaterra
Chief Operating Officer, Glaukos Corp.

A

I'd say that things are going real well. Am I on? Things are going well. Nothing in particular has really surprised us. I think the team is executing well. And as Joe and Tom have both mentioned, we've been pretty focused on converting our iStent users over to iStent inject in the first half of the year. We're excited about the turning of the page and moving into playing more offense. But all in all, it's pretty much as expected.

Lawrence H. Biegelsen
Analyst, Wells Fargo Securities LLC

Q

[indiscernible] (00:15:43) Where are you, Chris, in the conversion to inject?

Chris M. Calcaterra
Chief Operating Officer, Glaukos Corp.

A

So, large part, we're completed with that and it'll be ongoing. It will never be finished per se. But the bulk of the folks that are going to convert are in the process of doing that. We've talked about other countries having a conversion rate of roughly 90% in countries where we've introduced iStent and then moved to iStent inject. We're marching towards that number. I'm not sure that we'll hit that number. But large part, we're through it.

Lawrence H. Biegelsen
Analyst, Wells Fargo Securities LLC

Q

And international, the guidance implies a little bit of a slowdown. I know you have the UK reimbursement issue. What's the long-term outlook for international? It's always been a good opportunity for you.

Joseph E. Gilliam
Chief Financial Officer & Senior Vice President, Corporate Development, Glaukos Corp.

A

Yeah. Well, I think, first, that we've established a track record of being cautious when we guide to the international markets and that's borne from the reality of building new markets. Each one of these are distinct places, where reimbursement is being knocked down day-in and day-out, and there'll be some setbacks. We saw it with Australia. Most recently, we've seen it with the UK.

In addition to that, as you mentioned, we want to remain even a bit more cautious with respect to the UK environment. While we were pleased in Q2 with the performance in that market, obviously, we do expect there'd be some headwinds there as the reimbursement cuts ripple through the system in the United Kingdom.

As we think about it more broadly, it's important to take a step back. In 2017, we entered into 13 of the 16 international markets. So, these are still relatively new market opportunities for us that we made significant investments into, and we're now really starting to see the benefit of that, both from a reimbursement perspective and an overall commercial penetration standpoint.

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Glaukos Corp. (GKOS) Wells Fargo Health Care Conference Corrected Transcript 04-Sep-2019 As we look beyond that into the longer-term future, we've said we're going to continue to place bets. Sometimes, it's a hybrid bet that may be a combination of distributor and some [ph] PEO-type (00:17:43) sales professionals for us. And in other markets, we're starting to make investments where the regulatory timeframe maybe a little bit longer. But when you really think about financially the big picture and what it represents, the OUS market in established ophthalmology markets represents about equal to the U.S. So, you can take whatever we say in the U.S. context and almost double it, when you think about the global opportunity we're going after. So, we're in the very early days and we're excited about the infrastructure we've built and what it means for Glaukos going forward. ... Q Lawrence H. Biegelsen Analyst, Wells Fargo Securities LLC Did you want to add something, Chris or Tom? Looks like you guys wanted to. All right. Maybe transitioning to the pipeline. How do you want people to think about the Santen, MicroShunt opportunity? I know you haven't given any – well, you haven't really said much, but there's $125 million I think tubes and trabs done annually in the U.S. It seems to have advantages over tubes and trabs, the Santen and MicroShunt. So, maybe, Tom, how quickly you think this technology can displace tubes and trabs? ... A Thomas William Burns President, Chief Executive Officer & Director, Glaukos Corp. Yeah. So, to answer your first question, we'd like investors to think as favorably about the data as we do. Right? They just – you probably have seen they have just publicly released the topline findings from their Phase 3 study and the data are prolific. You've got an end-stage therapy that's going to compete with tubes and trabs, about 125,000 annual procedures. They're showing 7-millimeter reductions in pressure. They're showing aggregate changes from pretreatment means of 3 people on 3 meds down to 0.6 meds, so an 81% reduction in medication burden. The data is prolific and if you look at the data versus its nearest cousin, the XEN product from Allergan, you'd get even more enthusiastic. It's unfair to look at the historical control specifically, but in the XEN data, they reduced pressures to somewhere about 15.9 millimeters of mercury post-treatment means they had pressure or medication burden reductions of 50%. So, you're looking at a product in MicroShunt that's reducing pressures down to 14.2 mmHg with an 80% reduction in medication burden and far less of a needling rate. So, more importantly, when you do your channel checks, you're going to call and find out that this is the product that wins the hearts and minds of the glaucoma specialists. This is the product they've been waiting for, a fairly straightforward, subconjunctival procedure, where you don't have to create this kind of a bleb-like structure. It's far more of a diffused bleb, far less needling, far less sequelae, good dramatic reductions in pressure. What I will say is that trabeculectomies will never entirely go away. There's always going to be a need for an end-stage procedure for patients who have truly progressive vision loss, where you want to get pressures down into the low-double digits or single digits. But I think that this product has an extraordinary opportunity to take a significant portion of that tube and trab market. ... Q Lawrence H. Biegelsen Analyst, Wells Fargo Securities LLC I have to admit, I didn't see the data. Did they also say when they're going to be filing? 10 Copyright © 2001-2019 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

Glaukos Corp. (GKOS)
Wells Fargo Health Care Conference
Corrected Transcript
04-Sep-2019

Thomas William Burns
President, Chief Executive Officer & Director, Glaukos Corp.
A

Well, they've said previously that they look to file this year. And as we've talked about...

Lawrence H. Biegelsen
Analyst, Wells Fargo Securities LLC
Q

[indiscernible] (00:20:49) precise on that?

Thomas William Burns
President, Chief Executive Officer & Director, Glaukos Corp.
A

No. And as we've talked about, we would look for a potential approval sometime in the latter part of next year.

Lawrence H. Biegelsen
Analyst, Wells Fargo Securities LLC
Q

When you say substantial portion of the tube and trab market, would you be disappointed if you took less than 50%?

Thomas William Burns
President, Chief Executive Officer & Director, Glaukos Corp.
A

Yeah. I probably wouldn't answer that. What I would tell you is I really do think that this is going to be a meaningful product. And more importantly, this is a product where you do your channel checks. You're going to hear from glaucoma specialists, their pupils dilate when they talk about the data and they talk about this product. It is going to be a far more elegant way of treating late-stage filtration patients. And I think we got a pretty darn good deal. Santen sought us out. They wanted us to carry it. Joe was able to negotiate this deal and I think it's going to prove to be something that's entirely beneficial for the company moving forward.

Lawrence H. Biegelsen
Analyst, Wells Fargo Securities LLC
Q

When you give your guidance in February or so, do you expect to include this, Joe?

Joseph E. Gilliam
Chief Financial Officer & Senior Vice President, Corporate Development, Glaukos Corp.
A

We'll address that when we get to that. I think there's a lot of ifs there. I want to see the filing of the PMA and the timing of that and what Santen communicates before I commit to that.

Lawrence H. Biegelsen
Analyst, Wells Fargo Securities LLC
Q

All right. And just sticking with the pipeline, any other questions on the MicroShunt? iDose, Tom, what's the latest on the enrollment of the Phase III trial? When do you need to kind of file to hit the late 2021-2022 launch goal?

Thomas William Burns
President, Chief Executive Officer & Director, Glaukos Corp.
A

Okay. Well, the latest is what I've given. We're enrolling with an expectation and chronologically, you can work back and see when we would need to file. I mean we've talked about having approval best case late 2021, base case 2022, that remains the target for the company. As you know from an update perspective, I did announce on

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Glaukos Corp. (GKOS) Wells Fargo Health Care Conference Corrected Transcript 04-Sep-2019 the earnings call the really tremendous Phase IIb data that we're seeing. We had late-breaking news; out of two years, we're able to look at this data and we're seeing durable reductions in mean intraocular pressures and durable reductions in medication burden out to two years. These are means. It doesn't mean every patient is being controlled, but this data is far more prolific than I anticipated. If you look back at all the transcripts, I've been saying I need six months for a commercial product. If I have 12 months, my pupils are dilating. Anything more than that, we are slightly inebriated. And it appears right now that the data are looking very, very good in Phase IIb. They have to be affirmed with our Phase III data. But if they are, we think we have one hell of a product that can change the marketplace. ... Q Lawrence H. Biegelsen Analyst, Wells Fargo Securities LLC Are you going to file with one-year follow-up? And I'm trying to – you asked me to – asked us to do the math. So, you'd have to kind of finish enrolling by this year, 12-month follow-up, and then shortly, thereafter, file [ph] date (00:23:39) those timelines. Is that the right way to think about it? ... A Thomas William Burns President, Chief Executive Officer & Director, Glaukos Corp. Well, I would say chronologically, you're right that we would need to – we need one year of data to file and we will file with one year. Remember, the approval is going to be based upon three months versus the control of timolol, much like an eye drop. And remember, too, under 505(b)(2), this gives us a tremendous open label all the way from ocular hypertension to moderate open-angle glaucoma. But to answer your question, what I would tell you is that you can do the math a year, then we'll make an assessment of the data we'll file. And I wouldn't be any more specific than that. ... Q Lawrence H. Biegelsen Analyst, Wells Fargo Securities LLC And then, we've heard from some physicians that a bio-erodible implant might be preferable to a permanent implant. Is that fair? Can you remind us of whether iDose has to be replaced every time it wears out or if it can be refilled? And obviously, I'm talking about the only – your major competitor out there, Allergan has a bio-erodible implant. ... A Thomas William Burns President, Chief Executive Officer & Director, Glaukos Corp. Yeah. And I think that's fair. I think you'll hear mixed things on that. And I think increasingly, people – I think in the end, the principal means upon which this product will be evaluated versus competitor is its length of service. So, how sustained is the therapy? So, if I have to enter the eye, I certainly am going to want a product that lasts for a significant period of time than one that lasts just for several months. So, as I look at this, as we know, one of the banes of bio-erodibles are you can only get so much active API into this excipient product in order to get sustained therapy. And the bimatoprost is designed to last about four months; some data shows it'll last about six months. Well, if you look at what our data is now, we have orders of magnitude that are potential for a sustained drug delivery. 12 Copyright © 2001-2019 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

Glaukos Corp. (GKOS)
Wells Fargo Health Care Conference
Corrected Transcript
04-Sep-2019

To answer your question, all the surgeon needs to do at the end is the simple exchange. He or she is going to be able to go in the eye, be able to place a new iStent, what's called a [ph] clock hour over (00:25:35), and have jaws to be able to pick up the old iStent and pull it right out of the sclera and leave the eye.

We've done exchange studies. There's no significant [indiscernible] (00:25:46) or fibrosis that forms at the interface. This is a very elegant straightforward procedure.

Lawrence H. Biegelsen Q
Analyst, Wells Fargo Securities LLC

Reimbursement, how are you thinking about that?

Thomas William Burns A
President, Chief Executive Officer & Director, Glaukos Corp.

Well, I'm thinking that we'll have a formidable opportunity to have a separate CPT code, Category 3 code for the implantation of the sustained-release device. And I'm also thinking that we have a J code like a normal drug. So, I like that for a number of reasons, not least of which, if I have a separate CPT code, I'm going to be able to proffer and promote in the future the ability of using both an iDose in combination with a flow device because there'll be two CPT codes that will cover the professional fee for the surgeon, and will inspire them to look at doing combination therapy for patients who are more progressively glaucomatous or patients with more moderate glaucoma.

So, as you start to do the numbers and the value proposition, it becomes exceedingly enticing to look at what could happen when we put iDose in the marketplace with a flow device.

Lawrence H. Biegelsen Q
Analyst, Wells Fargo Securities LLC

I have to admit, I was a little confused by what you said on that Q2 call about the duration of effect of iDose. You've talked about two-year duration. What were you trying to communicate? Could you just remind us of what you said? I wasn't sure if you're saying that you think the duration of effect could be up to two years or not.

Thomas William Burns A
President, Chief Executive Officer & Director, Glaukos Corp.

Well, I was giving you the empirical look at the data. The data shows that there are durable reductions in mean intraocular pressure from pretreatment baselines at two years, and durable and material and significant reductions in medication burden at two years. That's entirely promising, because that's the kind of data that in the future, if the Phase III data affirms that, I'm going to be able to go to payers and say, look, here's data that shows peer review data showing the length of therapy and what this product can mean in overcoming the ubiquitous and progressive nature of glaucoma when patients are not taking their medications.

Lawrence H. Biegelsen Q
Analyst, Wells Fargo Securities LLC

But you weren't trying to say that you don't think it'll be – need to be replaced once every two years? Is that fair?

Thomas William Burns A
President, Chief Executive Officer & Director, Glaukos Corp.

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Glaukos Corp. (GKOS) Wells Fargo Health Care Conference Corrected Transcript 04-Sep-2019 Yeah. I don't want to make any – I think it is fair that that's not what I was saying. What I was trying to do was to show conviction behind this product. I've obviously husbanded the data, but I wanted to let investors know that the data that I'm seeing is even more promising and gives me even more conviction to the path that we're heading. And I also gave another major disclosure, which was the fact that we have a second generation extended therapy product that's of the same kind of form that has nearly twice the amount of medication. So, you can imagine that it's not entirely clever what I'm doing, I'm providing the market with two stratified approaches and length of therapy that may give us formidable competitive advantage, all the way through the 2020s into the 2030s. So, I like that. I think that gives us a great case for a robust adoption. I think it gives the ability for some surgeons who want to use – temporize and use a shorter-acting drug to give drug holidays. They have that opportunity or for surgeons that want to use something that lasts as long as possible, we'll have that as well with iDose extended release. ... Q Lawrence H. Biegelsen Analyst, Wells Fargo Securities LLC We got a minute and a half left here, scanning the audience. Tom, with the MicroShunt data that came out, is there going to be any need in the market for infinite or [ph] enroll (00:29:09)? ... A Thomas William Burns President, Chief Executive Officer & Director, Glaukos Corp. Yeah, I think so. Okay? So, everything that we do and glaucoma specialist do is based on benefit to risk. And so, I would still argue vociferously that there is a need for a trabecular bypass approach with iStent infinite. That's going to serve the – let's call it, the modern day advanced to advanced patient before they look at an option of a tube or a trab. That's where I think the iStent infinite will fit. And I think it'll serve quite nicely because even if I do iStent infinite and don't get the full target IOP reductions that I seek, I always have – I don't give any ground. I always have the opportunity to use a MicroShunt or trabeculectomy longer term. So, it becomes a serial algorithmic progression that we provide into the marketplace that we think is going to serve patients well and is going to serve our customers well. ... Lawrence H. Biegelsen Analyst, Wells Fargo Securities LLC Perfect. All right. Well, we're out of time. So, we'll end it there. Really appreciate you coming. ... Thomas William Burns President, Chief Executive Officer & Director, Glaukos Corp. Thanks. ... Joseph E. Gilliam Chief Financial Officer & Senior Vice President, Corporate Development, Glaukos Corp. Thanks, Larry. ... Thomas William Burns President, Chief Executive Officer & Director, Glaukos Corp. Thank you, everybody. 14 Copyright © 2001-2019 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

Glaukos Corp. (GKOS)
Wells Fargo Health Care Conference

Corrected Transcript
04-Sep-2019

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Additional Information and Where to Find It

In connection with the proposed transaction between Glaukos and Avedro, Glaukos will file with the SEC a registration statement on Form S-4 that will include a document constituting a prospectus of Glaukos and will also contain a proxy statement of Avedro.  Glaukos and Avedro also plan to file other relevant documents with the SEC regarding the proposed transactions.  After the registration statement on Form S-4 is declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of Avedro. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement on Form S-4 and the proxy statement/prospectus (when available) and other relevant documents filed or that will be filed by Glaukos or Avedro with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Glaukos will be available free of charge within the Investor Relations section of Glaukos’ internet website at http://investors.glaukos.com or by contacting Glaukos Investor Relations by email at investors@glaukos.com or by phone at 949-481-0510. Copies of the documents filed with the SEC by Avedro will be available free of charge within the Investor Relations section of Avedro’s internet website at https://investors.avedro.com or by contacting Avedro Investor Relations by email at investors@avedro.com or by phone at 646-924-1769.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of any vote or approval with respect to the proposed transaction or otherwise.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

Each of Avedro and Glaukos and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Avedro stockholders in connection with the proposed transaction. Information about Avedro’s directors and executive officers is included in Avedro’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on March 21, 2019, and is also included in Avedro’s Form S-1 Registration Statement filed with the SEC on January 18, 2019, as amended by Amendment No. 1 to Avedro’s Form S-1 Registration Statement filed with the SEC on February 4, 2019. Information about Glaukos’ directors and executive officers is included in the definitive proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 17, 2019. Other information regarding the participants in the solicitation of proxies in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors may obtain free copies of these documents from Avedro or Glaukos as indicated above.

Use of Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of federal securities laws. Forward-looking statements may contain words such as “believes”, “anticipates”, “estimates”, “expects”, “intends”, “aims”, “potential”, “will”, “would”, “could”, “considered”, “likely” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction and the expected benefits of the proposed transaction, are forward-looking statements. These statements are based on management’s current expectations, assumptions, estimates and beliefs. While Avedro and Glaukos believe these expectations, assumptions, estimates and beliefs are reasonable, such forward-looking statements are only predictions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: (i) failure of Avedro to obtain stockholder approval as required for the proposed transaction; (ii) failure to obtain governmental and regulatory approvals required for the closing of the proposed transaction; (iii) failure to satisfy the conditions to the closing of the proposed transaction; (iv) unexpected costs, liabilities or delays in connection with or with respect to the proposed transaction; (v) the effect of the announcement of the proposed transaction on the ability of Avedro or Glaukos to retain and hire key personnel and maintain business relationships with customers, suppliers and others with whom Avedro or Glaukos does business, or on Avedro’s or Glaukos’ operating results, market price of common stock, and business generally; (vi) potential legal proceedings relating to the proposed transaction and the outcome of any such legal proceeding; (vii) the inherent risks, costs and uncertainties associated with integrating the businesses successfully and risks of not achieving all or any of the anticipated benefits of the proposed transaction, or the risk that the anticipated benefits of the proposed transaction may not be fully realized or take longer to realize than expected; (viii) competitive pressures in the markets in which Avedro and Glaukos operate; (ix) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; and (x) other risks to the consummation of the proposed transaction, including the risk that the proposed transaction will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Avedro and Glaukos are set forth in their respective filings with the SEC, including each of Avedro’s and Glaukos’ most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. The risks and uncertainties described above and in Avedro’s most recent Quarterly Report on Form 10-Q and Glaukos’ most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Avedro and Glaukos and their respective businesses, including factors that potentially could materially affect their respective businesses, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Avedro and Glaukos file from time to time with the SEC. The forward-looking statements in these materials speak only as of the date of these materials. Except as required by law, Avedro and Glaukos assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.